As filed with the Securities and Exchange Commission on July 22, 2005     Registration No. 333-5014

__________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts of

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

(Formerly known as Banco BHIF)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Chile

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[x] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

EMM-793599_1

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

- # -

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15, 16 and 18

the deposited securities

(iii)

The collection and distribution of

Articles number 12, 14 and 15

dividends

(iv)

The transmission of notices, reports

Articles number 11, 15 and 16

and proxy soliciting material

and  24

(v)

The sale or exercise of rights

Articles number 13

(vi)

The deposit or sale of securities

Articles number 12 and 17

resulting from dividends, splits

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6

or withdraw the underlying securities

and 8

(x)

Limitation upon the liability

Articles number 13 and 18

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of June 18, 1996 among Banco Bilbao Vizcaya Argentaria, Chile, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed previously.

b.

Form of letter agreement relating to pre-release activities. – Filed previously.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466 - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously filed.

192688_3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on  July 22, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Series G Shares of Banco Bilbao Vizcaya Argentaria, Chile.

By:

The Bank of New York,

  As Depositary

By:  /s/ Andrew J. Zelter

       Andrew J. Zelter

       Managing Director

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Pursuant to the requirements of the Securities Act of 1933, Banco Bilbao Vizcaya Argentaria, Chile has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Santiago, Chile on July 22, 2005.

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

By:  /s/ Ramón Monell Valls

Name: Ramón Monell Valls

Title:

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on July 22, 2005.

/s/ Ramón Monell Valls

Chief Executive Officer

Ramón Monell Valls

/s/ Salvador Milán Alcaraz

Chief Financial Officer

Salvador Milán Alcaraz

/s/ Guillermo Parra Zamora

Chief Accounting Officer

Guillermo Parra Zamora

(principal accounting officer)

/s/ José Said Saffie

Director and Chairman

José Said Saffie

/s/ Gustavo Alcalde Lemarie

Director

Gustavo Alcalde Lemarie

/s/ Ernesto Bertelsen Repetto

Director

Ernesto Bertelsen Repetto

/s/ Jaime Said Handal

Director

Jaime Said Handal

/s/ José Domingo Eluchans Urenda

Director

José Domingo Eluchans Urenda

/s/ Donald J. Puglisi

Authorized representative in the United States

Donald J. Puglisi

Puglisi & Associates

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INDEX TO EXHIBITS

Exhibit

Letter

Exhibit

5

Certification under Rule 466.

192688_3